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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Natural Gas Services Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

63886Q-10-9

(Cusip Number)

Earl R. Wait, 2911 South County Road 1260, Midland, Texas 79706, (432) 563-3974

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63886Q-10-9

1.	Name of Reporting Person: Paul D. Hensley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 426,829

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 426,829

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 426,829

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.03%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security of the Issuer.

     The security to which this statement relates is the common stock (“Issuer Common Stock”), par value of $0.01 per share, of the Issuer. The principal executive offices of the Issuer are located at 2911 South County Road 1260, Midland, Texas 79706.

Item 2. Identity and Background.

     (a) Paul D. Hensley (the “Reporting Person”);

     (b) Residential address: 3005 N. 15th Street, Broken Arrow, Oklahoma 74012;

     (c) President of Screw Compression Systems, Inc., a Texas corporation. Screw Compression Systems, Inc. is a wholly owned subsidiary of the Issuer and is engaged in the business of manufacturing and leasing compressor units for use in the oil and gas industry;

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

     (f) United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The Issuer Common Stock acquired by the Reporting Person was acquired on January 3, 2005, in connection with the acquisition (the “Purchase”) by the Issuer of all of the issued and outstanding shares of capital stock (the “SCS Shares”) of Screw Compression Systems, Inc., a Texas corporation (“SCS”), from the Reporting Person, Jim Hazlett and Tony Vohjesus, pursuant to a Stock Purchase Agreement, dated as of October 18, 2004, as amended by Amendment No. 1 to Stock Purchase Agreement, dated as of December 6, 2004 (as so amended, the “Purchase Agreement”), by and among the Reporting Person, Jim Hazlett and Tony Vohjesus, as sellers (collectively, the “Sellers” and individually, a “Seller”), SCS, as the company, and the Issuer, as buyer. Under the Purchase Agreement, the Reporting Person received 426,829 shares of Issuer Common Stock as partial consideration for the SCS Shares owned by the Reporting Person. The Purchase Agreement is filed as Exhibit 99.1 hereto, and Amendment No. 1 to the Purchase Agreement is filed as Exhibit 99.2 hereto.

Item 4. Purpose of Transaction.

     The following is a summary of the principal terms of the Purchase. This summary is qualified in its entirety by reference to the Purchase Agreement.

     The Agreement was entered into by the Sellers, SCS and the Issuer as a means for the Issuer to purchase SCS. The closing (the “Closing”) of the Purchase occurred on January 3, 2005 (the “Closing Date”). In connection with the Closing, the Reporting Person and the other Sellers received, among other consideration, the following number of shares of Issuer Common Stock:

Reporting Person Jim Hazlett Tony Vohjesus	426,829 shares 60,976 shares 121,951 shares

Total	609,756 shares

The shares described above are hereinafter collectively referred to as the “Restricted Securities.”

     In connection with the Purchase Agreement, the Issuer, the Reporting Person and the other Sellers entered into a Stockholders’ Agreement, dated January 3, 2005 (the “Stockholders’ Agreement”), which is filed as Exhibit 99.3 hereto.

     Under the Stockholder’s Agreement, each Seller, severally and not jointly, represented, warranted and covenanted to Issuer, among other things, the following:

     (a) such Seller is acquiring the Restricted Securities for investment purposes only, and not with a view to, or for resale in connection with, any distribution other than in compliance with the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state or pursuant to an exemption therefrom;

     (b) such Seller understands that the Restricted Securities (i) have not been registered under the Securities Act or any state securities laws, (ii) will be issued in reliance upon an exemption from the registration and prospectus delivery requirements of the Securities Act and state securities laws for an offer and sale of securities not involving a public offering which relate to private purchases, and (iii) may not be sold, transferred or otherwise disposed of without satisfaction of certain conditions, including registration under, or the availability of an exemption from registration under, the Securities Act and applicable state securities laws;

     (c) such Seller has been furnished by Issuer all information (or provided access to all information) regarding the business and financial condition of Issuer, the attributes of the Restricted Securities and the merits and risks of an investment in the Restricted Securities which such Seller has requested to evaluate an investment in the Restricted Securities;

     (d) such Seller is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act, and he, or those persons retained by him, has knowledge, skill and experience in financial, business and investment matters relating to an investment of the same nature as the Restricted Securities and is capable of evaluating the merits and risks of such investment and protecting himself in connection with an investment in the Restricted Securities;

     (e) such Seller acknowledges that (i) it has been called to his attention that his investment in the Restricted Securities involves risk and (ii) he understands that the Restricted Securities to be issued to such Seller will be an illiquid investment, subject to any future registration pursuant to the Purchase Agreement; and

     (f) such Seller acknowledges that he has been advised that (i)in making an investment decision regarding the Restricted Securities, he must rely on his own examination of the issuer and the terms of the Purchase, including the merits and risks involved, (ii) that the Restricted Securities have not been recommended by any federal or state securities commission or regulatory authority, and (iii) that the Restricted Securities are subject to restrictions on transferability and resale, and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

     Additionally, under the Stockholders’ Agreement, for a period commencing on the Closing Date and ending on the third anniversary thereof, unless waived in writing by the Issuer, neither Sellers nor any of their respective affiliates will:

     (a) acquire or agree, offer, seek or propose to acquire (or request permission to do so), ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of any assets or businesses or any additional securities issued by the Issuer, or any rights or options to acquire such ownership (including from a third party); or

     (b) contest any election of directors by the stockholders of the Issuer; or

     (c) otherwise act, alone or in concert with others, to induce or attempt to induce any other person to initiate any stockholder proposal or a tender offer for any voting securities of the Issuer; or

     (d) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing.

     The Stockholders’ Agreement provides that the Restricted Securities shall not be transferable except upon the conditions specified in Section 3 thereof; provided that, notwithstanding any other provision of such Section, each Seller shall have the right to transfer any of the Restricted Securities upon the prior written consent of the Issuer. Section 3 of the Stockholders’ Agreement provides that unless otherwise permitted by such Section, each certificate for Restricted Securities issued under the Purchase Agreement, and each certificate for any Restricted Securities issued to any subsequent permitted transferee of any such certificate, shall be stamped or otherwise imprinted with a legend in substantially the form set forth in Section 3.1 of the Stockholders’ Agreement. In addition, prior to any transfer or attempted transfer of any Restricted Securities (other than pursuant to Rule 144 under the Securities Act or registration of the Restricted Securities under the Securities Act), the Seller of such Restricted Securities shall give written notice to the Issuer of such Seller’s intention to effect such transfer, which notice must comply with Section 3.2 of the Stockholders’ Agreement.

     Section 3.3 of the Stockholders’ Agreement grants to the Seller’s piggy-back registration rights with respect to the Registered Securities. Under Section 3.3(a) of the Stockholders’ Agreement, if the Issuer shall determine to register any shares of common stock of the Issuer, subject to certain exceptions set forth in the Stockholders’ Agreement, whether or not for sale or for its own account, the Issuer will:

     (a) promptly give Sellers written notice thereof; and

     (b) include in such registration, and in any underwriting involved therein, all the Restricted Securities specified in a written request or requests, made within 20 days after receipt of such written notice from the Issuer, by Sellers.

The Issuer’s obligation to effect registration under Section 3.3(a) shall expire two years from the date of consummation of the Purchase. If the registration of which the Issuer gives notice to Sellers is for a registered public offering involving an underwriting, the Issuer shall so advise Sellers as a part of the written notice described in (a) preceding. In such event, the right of each Seller to registration pursuant to Section 3.3 of the Stockholders’ Agreement shall be conditioned upon each such Seller’s participation in such underwriting and the inclusion of such Seller’s Restricted Securities in the underwriting to the extent provided in the Stockholders’ Agreement.

     Under the Stockholders’ Agreement, the Reporting Person was appointed to fill the current vacancy existing on the Board of Directors of the Issuer, and will hold such office until the next annual stockholders’ meeting at which directors are elected, and in connection with the next annual meeting of stockholders, the Issuer will nominate the Reporting Person for election as a director to serve for a term the same as the class of directors then standing for election.

     In addition to cash and Registered Securities, each Seller received at Closing a promissory note issued by the Issuer. The Reporting Person received a promissory note in the principal amount of $2,100,000.00 (the “Reporting Person Note”). The Reporting Person Note bears interest at an annual rate of 4%, and the principal of and accrued interest thereon is payable in three equal annual installments, with the first such installment being due and payable on January 3, 2006. Subject to the consent of the Reporting Person, the Issuer may, but is not obligated to, make principal payments on the Reporting Person Note (a) in whole shares of Issuer Common Stock valued at the average daily closing prices of the Issuer Common Stock on the American Stock Exchange for the twenty consecutive trading days commencing thirty trading days before the due date of the principal payment, or (b) by combination of cash and such shares.

Item 5. Interest in Securities of the Issuer.

     (a) As a result of the Purchase, the Reporting Person is the beneficial owner of 426,829 shares of Issuer Common Stock, representing approximately 7.03% of the outstanding shares of Issuer Common Stock;

     (b) The Reporting Person has the sole power to vote all of the shares of Issuer Common Stock beneficially owned by him. Subject to the terms of the Stockholders’ Agreement, as more fully described in Item 4 above, the Reporting Person has the sole power to dispose of all of the shares of Issuer Common Stock owned by the Reporting Person;

     (c) Except as described above in this Item 5 and in Item 4, the Reporting Person has not effected any transactions involving Issuer Common Stock during the past sixty days;

     (d) None; and

     (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Purchase Agreement, the Stockholders’ Agreement and the responses to Item 3, Item 4 and Item 5 are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     The following documents are filed as Exhibits to this Schedule 13D.

Exhibit No.	Description
99.1	Stock Purchase Agreement, dated as of October 18, 2004 by and among the Reporting Person, Jim Hazlett and Tony Vohjesus, as sellers, SCS, as the company, and the Issuer, as buyer

99.2	Amendment No. 1 to Stock Purchase Agreement, dated as of December 6, 2004

99.3	Stockholders’ Agreement, dated January 3, 2005, by and among the Reporting Person, Jim Hazlett and Tony Vohjesus, as sellers, and the Issuer, as NGSG.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2005	/s/ Paul D. Hensley
Paul D. Hensley